Supervisory Board of Schering AG appoints further member to Executive Board

Berlin, July 7, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that its Supervisory Board appointed Dr. Marc Rubin to the Board of Executive Directors of Schering AG.

Dr. Rubin will be joining the company on October 1, 2003 and will take over responsibility for product development, leading Schering's Preclinical and Clinical Development as well as Global Regulatory Affairs.

"The appointment of Dr. Rubin will strengthen the management team of Schering and, at the same time, is a further step in our long-term succession planning", said Dr. Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG. "Dr. Rubin's experience and a higher focus on research and on development will enable us to exploit our many promising drug candidates to the full."

Dr. Rubin, 48, was educated in the USA at Cornell University and Cornell University Medical College, New York, where he received his M.D. degree. He was trained in Internal Medicine at the Johns Hopkins Hospital in Baltimore, specializing in Oncology and in Infectious Diseases at the National Cancer Institute, National Institutes of Health, in Bethesda, Maryland. Following this training he remained at the National Institutes of Health, on the senior staff of the National Cancer Institute. He joined Glaxo, Inc. in 1990 as Director of Infectious Diseases Clinical Research in the USA. In his time at GlaxoSmithKline, Dr. Rubin held positions of responsibility in global clinical development overseeing many successful programs in the USA, Europe, Asia and Latin America. From 2001 he was Senior Vice President of Global Clinical Pharmacology & Discovery Medicine.

Dr. Rubin was selected in a broad search process, in which external as well as internal candidates with extensive international experience in the area of pharmaceutical product development were considered. He will be based in the US at Schering's site in Montville, New Jersey, but will also have management responsibilities at the company's headquarters in Berlin, Germany.

END

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Your contacts in the US:

Media Relations: Jane Kramer, T: +1-973-487 2246, jane_kramer@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng